MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Cautionary Note regarding Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note regarding Non-GAAP Measurements

Cash cost per ounce/tonne is a not a generally accepted accounting principle ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of operations. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted loss per share is also a Non-GAAP measure and is calculated by excluding the impact of certain fair-value accounting charges and once-off transactions. We also make reference in our disclosures to “working capital” which is also a Non-GAAP measure and includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities. There are material limitations associated with the use of such Non-GAAP measures.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Great Basin is a mineral exploration and development company which owns two principal gold mining projects, namely a trial mining project called the Hollister Gold Project (“Hollister”) located in the Carlin Trend in Nevada, USA and a newly (2011) developed integrated gold mine named the Burnstone Mine (“Burnstone”) located in the Witwatersrand Goldfields in South Africa. Due to trial mining challenges at Hollister in 2012 and a failure at Burnstone to timely reach predicted production ramp-up resulting from unforeseen ground faulting and water control challenges in 2011-2012, the Company determined in September 2012 that it was insolvent and sought creditor protection in South Africa and Canada. The Company’s insolvency relates primarily to an inability to service bank debt of approximately $150 million over Burnstone, $43 million over Hollister along with unsecured convertible debenture debt of $129 million (inclusive of interest) and other unsecured debts of $84 million. As a result of the creditor protection filings further described below, the Company’s securities (common shares, convertible debentures (“CDs”) and warrants were suspended from trading on all three stock exchanges (TSX, JSE and NYSE MKT) where one or more class of securities were listed.

A special committee of directors, assisted by financial advisors, is overseeing asset divestitures, refinancing and/or other financial restructuring possibilities. It is anticipated that a Chief Restructuring Officer will be appointed by late November 2012, following the resignation of the Company’s Executive management, to serve as well in the combined roles of Chief Executive Officer and Chief Financial Officer until the insolvency is resolved or the Company is liquidated. The Company made a Companies Creditors Arrangement Act (“CCAA”) filing in Canada on September 19th, 2012 (Vancouver Registry 126583). The CCAA filing followed ”Business Rescue” proceedings under the Companies Act of South Africa on September 14, 2012 in respect of the Company’s principal South African subsidiary, Southgold Exploration (Pty) Ltd (“Southgold”) which owns the Burnstone mine. The Burnstone mine suspended all development and production activities on September 11, 2012 and is now on care and maintenance with a staff of approximately 30. CCAA is a Canadian insolvency statute which provides a stay of legal proceeds and should allow the Company a period of time to seek buyers and partners for its two gold mining projects and/or corporate level financiers in an effort to restructure Great Basin Gold. Under CCAA the court appointed Monitor, KPMG, closely follows corporate developments and liaises with the Court and maintains a legal process disclosure website for interested stakeholders (accessible by link from www.greatbasingold.com.)

Consequent upon the insolvency filings, in October the Company obtained from its bank lenders (a bank consortium led by Credit Suisse and Standard Chartered) (the “Lenders”) a debtor-in-possession loan of $35 million (“DIP Loan”) which loan was advanced after the quarter-end.

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the annual financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the years ended December 31, 2011 and 2010 which are prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars (“$”) unless stated otherwise. This MD&A is prepared as of November 14, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

1.        Executive summary

Combined Operations

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Recovered Au eqv oz	21,620	21,080	32,531	65,610	93,775
Au eqv oz sold	24,449	20,473	29,308	66,477	89,567
Realized Au eqv price	$1,572	$1,581	$1,593	$1,567	$1,449
Revenue ($’000)	$38,436	$32,371	$46,673	$104,180	$129,754
Loss from operating activities ($’000)	($16,268)	($19,641)	($8,000)	($43,559)	($1,569)
Net loss ($’000)	($89,606)	($21,990)	($33,987)	($129,366)	($55,379)
Adjusted loss per share	($0.04)	($0.05)	($0.03)	($0.13)	($0.07)

Hollister

24,766 tonnes (Q2, 2012:23,720 tonnes) were trial mined at the Company’s Hollister operation in Q3, 2012 yielding 21,072 gold equivalent contained ounces (Q2, 2012:14,857 Au eqv oz). Although tonnage mined remained slightly below planned levels, an improved mining grade of 0.85 Au eqv oz/t (Q2, 2012:0.63 Au eqv oz/t) resulted in an improvement in recovered metal of 16,319 Au eqv oz for the quarter (Q2, 2012:14,688 Au eqv oz). The action plan to counter decreasing grade trends focussing on decreasing stope width and controlling dilution has shown an improvement in results with more work to be done in this area.

The Esmeralda Mill processed 22,789 dry tonnes during the quarter (Q2, 2012:25,811 tonnes) and during Q3 2012 achieved recoveries of 92% and 51% for gold and silver respectively (Q2, 2012:90% Au and 59% Ag). Work on the acid wash and carbon regeneration circuit was completed during June, 2012 and all dore is now being poured on site.

19,392 Au eqv oz were sold during the quarter (Q2, 2012:14,863 Au eqv oz) at cash costs per Au eqv oz for the quarter of $1,096 (Q2, 2012:$983) and were negatively impacted by the lower mining grade achieved as well as the finalization of the carbon campaign at Rand Refinery in South Africa during the quarter.

Burnstone

Progress was made with completion of the permanent infrastructure in Q3 2012 with improvements to the temporary infrastructure allowing for a marked improvement in production results until the suspension of development and production activities in early September 2012.

A care and maintenance program was implemented at Burnstone following the suspension of production and development in order to preserve value of the asset and ensure minimal costs associated with production re-commencement. The care and maintenance team ensures the continuation of water reticulation and safe guarding of mining assets and compliance with all mining and associated operational permits. Southgold, the legal entity which owns the Burnstone project, filed for Business rescue proceedings on September 14, 2012 under the South African Companies Act and are now under management of the appointed Business rescue practitioner. Substantially all of the approximately 1,000 employees were laid off on September 17, 2012 and paid required severance in compliance with South African labour law.

Financial Results

The Business rescue proceedings in South Africa as well as the Companies Creditors Arrangement Act filing in Canada had a negative impact on the Company’s results. The Board of Directors reviewed the Company's status as a going concern in light of the Company's insolvent financial position and the two creditor protection filings, but concluded however that the Company can still be fairly characterized as a going concern so long as the Strategic review and assets divestiture process are underway. Evaluating the carrying values of Hollister and Burnstone resulted in the conclusion that no determinative evidence of asset impairment currently exists however this conclusion is tentative and will be carefully monitored as the review process unfolds. Indicia of impairment could include a determination that after reviewing the offers for the purchase or partnering of the two principal assets (Burnstone and Hollister) it becomes obvious that the realizable value of one or both of these assets is well below their carrying values. Other indicia might include for example a further downward revision in reserves at either project or a significant drop in precious metal values.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

An impairment charge to the Tanzanian exploration properties of $25 million was recorded based on objective evidence that the fair value of the properties in the current environment is less than their carrying value. The default created by the insolvency proceeding filings in South African and Canada resulted in defaults under the Term facilities and Convertible Debenture indentures which required disclosure of these liabilities as current with the remaining accretion charge of $23 million on the convertible debentures accelerated and recognized during the quarter. The zero-cost-collar ("ZCC" hedge program for Burnstone was early terminated by the hedge providers in October 2012, thereby realizing the already provided fair value loss of $25 million with the amount added to the Term loan.

Strategic Review Process

In September the Company was offered a DIP Loan from its Lenders in order to fund an orderly wind-down at Burnstone and to pay down other pressing payables. The terms of the DIP Loan provided for a contingent cross-collateralization of the Lenders' existing Burnstone Loan over the Company's Hollister assets which would have resulted in the Lenders' Burnstone loan ranking in priority to the holders of the Company's 2014 CD's. Absent the cross-collateralization term, the Lenders and CD holders would otherwise have shared pari passu with any net proceeds of the Hollister assets. This cross-collateralization resulted in an immediate legal dispute between the Lenders and the CD holders which has had a negative impact on progress with the Strategic review process because of the delays and legal costs resulting from the dispute. While all the parties interested in this inter-creditor dispute focused on resolving it, the strategic recapitalization and/or asset divestiture was put on hold. The Company is obligated to assume the legal costs of the Lenders and CD holders and the Company estimates that the professional fees of the parties which are being borne by the Company arising out of the insolvency to the date of this MD&A filing are in the $10 million range.

Although an in-principle settlement agreement on the DIP Loan cross-collateralization dispute appears to have been reached by all parties, the settlement agreement remains in negotiation as of the date of filing hereof. The appointment of CIBC World markets to facilitate the recapitalization and/or sale process for the Nevada assets was agreed to by all parties on October 23, 2012. At the request of the Lenders the Company agreed to the appointment of the South African branch of an international investment banker to facilitate the Burnstone sale process and all parties are working on finalizing the scope and mandate of the second investment banker. A further requirement from the Lenders was that the executive management of the Company be replaced by an independent Chief Restructuring Officer ("CRO") to be appointed to manage the Company during the restructuring process. The Board has agreed to the appointment of a CRO although the engagement of the selected candidate is in negotiation at this time but is expected to be effective by November 30th to coincide with the departure of the current interim-CEO. The terms of engagement of the South African Business rescue Practitioner also remain in negotiation at this time.

The inter-creditor dispute, the change of investment bankers for Burnstone and the CRO negotiations have collectively significantly delayed the strategic process and added significantly to the professional fees incurred already and forecasted till the end of the process in March 2013. Current cash flow forecasts suggest that further funding of US$15 – 20 million will be required in addition to the DIP Loan by January 2013 to fund the associated professional costs of the process. The Company and Lenders are discussing alternatives to bridge the potential funding short fall.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

2.        Results of Operations

Overview

On August 14, 2012 the Company announced that its Board of Directors had initiated a review process to consider a range of strategic alternatives with a view of preserving shareholder value in light of the continuing financial challenges resulting from the operational cash flow deficiencies experienced particularly with the production ramp up at the Burnstone mine. Strategic alternatives are likely to include, but are not limited to, the sale of all or a portion of the Company's assets, a merger or other business combination transaction involving a third party acquiring all of the Company, recapitalization, reorganization, or restructuring of the Company, as well as continued execution of the Company's existing business plan, or some combination of these alternatives.

A Special Committee ("Special Committee"), consisting of independent directors, Phillip Kotze, Patrick Cooke, Anu Dhir, and Barry Coughlan was appointed to oversee the strategic review process. Ron Thiessen replaced Philip Kotze on the Special Committee following his resignation from the GBG Board in September 2012. Mr Kotze is now part of a consortium that is independently evaluating the potential acquisition of the Burnstone mine.

On September 11, 2012 the Company announced that it had suspended operations at its Burnstone mine. The suspension of all development and production activities was due to the Company’s inability to continue funding the working capital required by Burnstone to achieve cash-flow breakeven, which was estimated would require until at least May 2013 at current ramp-up rates. Placing Southgold under Business Rescue and the appointment of Mr. Peter van den Steen as the Business rescue practitioner was one of the requirements from the Company’s Lenders in order for them to provide the DIP Loan to facilitate an orderly suspension of operations at Burnstone. The commencement of Business rescue proceedings caused a default event under the CD’s and the Company therefore made a CCAA filing in Canada on September 19, 2012.

On September 20, 2012 the Company announced that it had agreed to a term sheet from its existing Lenders for a $35 million working capital loan which was approved as a “DIP loan by order of the British Columbia Supreme Court pursuant to the CCAA. The term sheet provided that the DIP Loan be given a super-priority lien on the assets of the Company, and it is also secured by the assets of the Company’s Nevada and South African subsidiaries. In addition to the security package for the DIP Loan, the DIP Lenders also required from the Company’s U.S. operations holding company (Great Basin Gold Inc) a cross-collateralization of its South African subsidiaries’ obligations under the existing US$150 million Burnstone credit facility. The Board raised its concern as to the granting of the cross collateralization in favour of the Lenders and the potential impact this might have on the solvency of the US operations and other unsecured creditors but were unsuccessful in convincing the Lenders to remove this requirement from the DIP Loan term sheet.

On September 27, 2012 an ad hoc group of CD holders obtained an appellate court stay granted to them pending their appeal of the authorization order of the DIP Term sheet. The CD holders were concerned about aspects of the DIP Loan, particularly the cross collateralization of Hollister equity for the obligations of the Company’s South African subsidiaries under the $150 million Burnstone credit facility. The CD holders filed applications under the CCAA proceedings to oppose the cross-collateralization and also filed an action in Clark County, Nevada and received a temporary restraining order (“TRO”) against the Company’s US subsidiaries preventing granting of the required guarantee to the DIP Lenders. The stay order and TRO prevented finalization and implementation of the DIP Loan. The Company urged the DIP Lenders and CD holders to reach a settlement agreement on the matter to enable the finalization of the DIP loan to allow an orderly suspension of operations at Burnstone and to fund sustaining operations at Hollister.

The DIP Loan closed on October 4, 2012 with a US$14.2 million draw-down advanced by the Lenders to fund the legally mandated severance payments to the Burnstone employees. The DIP Loan was however in default as a result of the TRO preventing the Company from granting the required cross collateralization which made the remainder of the DIP loan inaccessible to the Company until the default status was either waived by the Lenders or the event of default (the TRO) was corrected.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

The CD holders and DIP Lenders appear to have reached an in-principle settlement agreement although a final settlement agreement remains under discussion between the DIP Lenders and CDholders at the time of filing this MD&A. The appointment of CIBC World markets to facilitate the recapitalization and/or sale process for the Nevada assets was agreed to by all parties on October 23, 2012. A Sale and Investor Solicitation Procedure had now been prepared and is expected to be approved by the Canadian Court which will permit the sale process to accelerate. The Company is working on finalizing the scope and engagement letter for of the Lenders nominated investment bank to allow them to commence with the Burnstone sale or recapitalization process.

As a result of further negotiations with the Lenders the executive management agreed to resign effective October 31, 2012 with the Vice-president Legal and interim-CEO to resign on November 30, 2012. A Key Employee Retention Plan (“KERP”) was approved by the Canadian court for the executive management to ensure they remain available to assist the Company until March 2013 with its restructuring process. Following a series of interviews by a Committee consisting of representatives of the Company, the Lenders, the CD holders and the Monitor, the Board have tentatively chosen a “CRO”) expected to be appointed prior to the departure of the Interim-CEO and VP Legal on November 30th. The proposed CRO is an experienced restructuring professional who is independent from all stakeholders and under the expected terms of engagement will report to the Board of Directors under a written mandate which provides for the Board to have the right to remove him from office although doing so without the consent of the DIP Lenders will likely be a default under the DIP Loan.

A second advance of US$5.5 million under the DIP loan was agreed to by the Lenders on October 23, 2012 (for a total of $19.7 million advanced to date). Further advances remain restricted until such time as a formal settlement agreement between the Lenders, the Company and the the CD holders has been finalized by all parties.

Professional fees, inclusive of the Company’s advisors, Lender advisors, CD holder advisors, Monitor and his advisors and Business rescue practitioner and his advisors, have been estimated at US$20 million up to March 2013 with approximately half of that incurred to date (about double the original estimate). The time-line contained in the DIP Loan agreement requires the recapitalization of the Nevada assets by January 15, 2013, failure to meet this requires a completed disposal of the assets by March 15, 2013. The time-line for Burnstone requires a definitive agreement for the recapitalization or disposal by January 15, 2013 with closing no later than March 15, 2013. The various dispute related delays discussed above have negatively impacted on the Company’s ability to meet the timeline which potentially are likely to result in a further default on the DIP Loan. Current cash flow forecasts are that additional funding of US$15 – 20 million to complete the restructuring process will be required by January 2013 and the Company and the DIP Lenders are discussing alternatives to bridge the funding shortfall.

The Company was also informed by the TSX that it has delisted the Company’s common shares, CDs and warrants effective October 25, 2012 with the Company’s common shares being still suspended on the NYSE MKT and JSE. The Company will only be in a position to apply for the continuation of trading and alternative listings once a determination of equity value can be made which requires the Company to receive indicative investment or acquisition offers for its assets.

Revenue

The table below provides a summary of Au eqv oz sold.

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Au eqv oz sold – Nevada operations	19,392	14,863	22,790	49,612	74,636
Au eqv oz sold – South African operations	5,057	5,610	6,518	16,865	14,931
Total Au eqv oz sold	24,449	20,473	29,308	66,477	89,567

Au eqv oz sold for the quarter by our Nevada operation improved quarter on quarter due to the increase in the grade of ore delivered to the mill. All of the carbon delivered to Rand Refinery during the year has been processed and reconciled during the quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

The South African operation was effectively shut down early September 2012 with only mine clean-up operations continuing till the end of September 2012 after which the mine was placed on a care and maintenance program. The suspension of activities impacted on the ounces produced and sold during the quarter.

Included in revenue for the quarter is $1.4 million (Q2 2012:$1.8 million) derived from the sale of 51,040 Ag oz (Q2 2012:63,013 Ag oz) trial mined at our Hollister property.

Production costs

The following table provides a breakdown of the production costs incurred.

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Production costs – Nevada operations ($’000)	24,565	16,540	14,482	54,149	46,562
Production costs – South African operations ($’000)	9,860	13,625	15,483	39,541	26,371
Total production costs ($’000)	34,425	30,165	29,965	93,690	72,933
Cash production cost per Au eqv oz – Nevada operations	$1.096	$983	$639	$986	$634
Cash production cost per Au oz – South African operations	$1,919	$2,325	$2,283	$2,141	$2,292

The increase in cash production costs for the Nevada operations as compared to 2011 is mainly due to the in-carbon gold transport costs incurred in sending the carbon to Rand Refinery in South Africa as well as the lower grade material extracted from trial mining activities. The completion of the carbon treatment campaign had a negative impact on the Q3 2012 reported cash costs as the remaining previously capitalized inventory costs were recorded in the statement of profit and loss during the quarter.

The cash costs for our South African operations were impacted by the mine shut down and clean-up activities conducted during September 2012.

Depletion charge

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Nevada operations ($’000)	1,986	1,086	1,174	4,072	3,894
South African operations ($’000)	41	51	233	152	503
Total ($’000)	2,027	1,137	1,407	4,224	4,397

This is a non-cash amortization charge on the Hollister and Burnstone mineral properties.

Depreciation charge

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Nevada operations ($’000)	1,521	993	894	3,479	2,880
South African operations ($’000)	1,443	1,543	4,136	4,886	9,348
Total ($’000)	2,964	2,536	5,030	8,365	12,228

This is a non-cash depreciation charge for the Nevada and South African operations.

Exploration expenses

The exploration expenses predominantly relate to exploration at our Hollister property which amounted to $1.1 million for the quarter (Q2 2012:$2.4 million) and $5.2 million year to date (2011:$6.4 million). The balance relates to our Tanzanian properties, with minimal costs incurred on exploration activities at Burnstone.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Pre-development expenses

Pre-development expenditures relate to underground development at our Hollister Project which amounted to $5.0 million (Q2 2012:$5.1 million) for the quarter and $14.8 million year to date (2011:$13.7 million). Underground development costs at our Hollister project will be expensed until such time as the Environmental Impact Statement (“EIS”) has been completed (expected Q1 2013). Refer to section 4.1 for more details on the Hollister Project permitting.

Foreign exchange gain

This movement predominantly relates to the fluctuation between the Canadian dollar (“$”) and United States dollar (“US$”) on the US$150 million term facility agreement as well as the associated Zero Cost Collar (“ZCC”) hedge structure as these are denominated in US$.

Stock based compensation

The income statement charge relating to this non-cash expense is a function of the quantum and timing of stock options issued with the valuation and charge related thereto a Black Scholes function of the option price and volatility of the Company’s share price. Approximately 5 million options previously issued to employees whose employment was terminated during the quarter were cancelled.

Severance costs

All of the South African employees services were terminated and retrenched following the suspension of operations at Burnstone in early September 2012. The amount paid to each employee was in compliance with South African labour legislation and approved by Court order in Canada under the CCAA filing.

Professional fees

This relates to the legal and financial advisory fees incurred by the Company and its Lenders as part of the strategic review process and negotiation and finalization of the DIP loan and cross collateralization and the resulting litigation between the Lenders and CD holders. Also included in professional fees are the costs for the Court appointed Monitor in Canada and the Business rescue practitioner in South Africa.

Impairment of loan due from related party

An impairment provision for a further $2.4 million (Q2 2012:$1.4 million) was recorded during the quarter against the loan advanced to our Black Economic Empowerment (“BEE”) partner under the 2010 guarantee agreement as a result of the prolonged decrease in the value of the Company shares owned by our BEE partner that serves as collateral for the advance. Refer to section 7 for further details.

Impairment of mineral properties

Mineral properties relating to the Company’s Tanzanian assets were impaired following the CCAA filing on September 19, 2012. The Company previously prepared a value estimate for these properties based on the assumption that further exploration will be conducted by the Company which will allow for a value increase in these assets. Given the liquidity challenges the Company is facing, it is unable to support continuing with this valuation method. A valuation based on the current disposal value of the mineral properties has resulted in the impairment loss recognized.

Interest paid

The default created under the CD indenture as a result of the CCAA filing results in the CD being immediately due for repayment. The remaining accretion charge of $23 million up to the settlement date of November 2014 was therefore accelerated and accounted during the quarter to bring the liability to the amount owing.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Loss on derivative instruments

a.	Unrealized loss and mark-to-market adjustments on financial instruments

A net loss of $14.0 million (Q2 2012: profit of $8.1 million) was recognized during the quarter on the fair value movement of the ZCC hedge programs totaling to a year to date loss of $6.4 million (2011: loss of $27.1 million). The fair value adjustment recorded in the financial statements is calculated with reference to the price of the call options and is impacted by gold price volatility, US interest rates and the quantity and remaining term of the put and call options in the structure. Refer to section 11 for further detail on the ZCC hedge structures.

b.	Loss on settlement of Senior Secured Notes

During Q1 2011 this non-cash accounting charge of $8.8 million was recorded as a result of the accounting policy followed for the Senior Secured Notes that were issued in 2008. A monthly accretion charge to increase the recorded liability was processed to increase the liability to the settlement value over the maturity period of the notes. Due to the notes being settled on March 15, 2011 as opposed to their original due date of December 12, 2011 the remaining accretion charge was recorded on the day of settlement, resulting in an accounting loss on settlement. From a cash flow perspective the notes were settled in terms of the note agreement and no additional costs were incurred on settlement.

Other comprehensive loss

A $32 million cumulative translation adjustment debit was recorded for the quarter (Q2 2012:$25 million debit) relating to the South African Rand (“ZAR”) weakening and the US$ weakening against the $. The translation adjustment is recorded on conversion of the respective subsidiaries’ trial balances from their functional currency to the reporting currency of the Company.

Financial assets

The Company entered into an agreement in June 2011 whereby it granted Shanta Gold Limited (“Shanta”) the option, following the fulfillment of the conditions precedent, to acquire an 80% interest in the Company’s wholly-owned subsidiary, Shield Resources Limited (“Shield”), who is the holder of various prospecting licenses in the Lupa region of Tanzania. In consideration for providing Shanta with the exclusive right to acquire the shares in Shield, Shanta issued 12,368,584 ordinary shares and 12,368,584 Shanta warrants to the Company. Furthermore Shanta has to fund a US$12 million exploration program, spread over a period of 3 years ending December 31, 2014 and make additional payments depending on the number of gold ounce resources discovered. Shanta will acquire the 80% equity interest in Shield upon the completion of the exploration program. Conditions precedent to affect the transaction was satisfied by August 22, 2012. The Company recorded its investment in Shanta shares (Available for sale financial assets) and warrants (Financial assets at fair value through profit and loss), at fair values of $6.4 million and $3.2 million respectively on the effective date.

3.        Financial condition review

Total assets

Total assets decreased by $23 million and current assets decreased by $20 million since December 31, 2011, due to the decrease in cash and cash equivalents and trade and other receivables. The net movement in total assets also includes a $20 million depreciation and depletion charge, A$23 million impairment charge on the Tanzanian mineral properties as well as $40 million credit in foreign exchange movement on property, plant and equipment following the devaluation of the ZAR against the $.

Total liabilities

Total liabilities increased by $86 million since December 31, 2011 mainly due to the following reasons:

  Trade payables and accrued liabilities Increased by $37 million following the execution of a $25 million short term gold advance in June 2012 as well as due to the non-payment of vendors at the South African operation following the Business rescue filing in September 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

  Term debt

  Increased by a net $43 million as a result of the additional draw down on Term loan 1 as well as repayments on Term loan 2. The remaining accretion charge on the CD’s was recognized during Q3 2012 as a result of the default on the indenture.

  Other liabilities

  The fair value adjustment on the ZCC programs resulted in a $6 million increase in the liability.

Due to the defaults on the Term loans and CD’s the Loans are callable for repayment and therefore the entire outstanding amounts of these loans has been disclosed as short term liabilities.

Shareholder’s equity

During the nine months ended September 30, 2012, the Company’s issued share capital increased by 76.7 million common shares due to the completion of a $57 million public offering in April 2012.

At September 30, 2012 the Company had 552 million common shares and 38 million share purchase warrants issued and outstanding. A further 11 million share options were also issued and outstanding.

Liquidity

The Company generated net cash of $9.7 million from operating activities during the quarter, compared to $10.3 million for the comparative period. The increase in accounts payables and decrease in accounts receivable were the main contributors to cash generated from operations. The pre-development costs incurred at the Company’s Hollister project are still being expensed and are also included under cash utilised in operating activities as opposed to investment activities where capital development is included.

Cash utilized in investment activities decreased to $25.2 million during the quarter compared to $36.7 million in Q3 2011.

Net proceeds of $8.3 million were received from financing activities during Q3 2012 (Q3 2011: utilized $4.9 million). The net proceeds relate predominantly to the emergency draw down advanced under Term loan 1 in September 2012 which was used to settle the severance costs for the South African employees. This advance was settled in October 2012 with proceeds from the DIP loan (refer below).

On September 11, 2012 the Company announced that it has suspended operations at its Burnstone mine due to the Company’s inability to continue funding the working capital required by Burnstone to achieve cash flow breakeven, which would have taken until May 2013 at current ramp-up rates. On September 20, 2012 the Company announced that it has agreed to a comprehensive term sheet from its existing Lenders for a $35 million working capital loan which was approved as a DIP Loan by order of the British Columbia Supreme Court pursuant to the CCAA filing made on September 19th, 2012. The DIP Loan has priority as a post-commencement financing under the business rescue provisions of the South African Companies Act which commenced September 14, 2012.

The DIP Loan has a term of 6 months, extendable for up to 3 months, and is subject to certain fees, interest and costs. It contemplates that the Company will dispose or sell down its interest in its two gold projects or otherwise refinance or recapitalize over certain periods within the term of the DIP Loan. The DIP loan has a super-priority lien on the assets of the Company, and will also have the benefit of liens and claims over the assets of its Nevada and South African subsidiaries. As part of their security package for the DIP loan, the DIP Lenders require from the Company’s U.S. holding company a cross collateralization, subject to the settlement arrangement with the CD holders, for the obligations of its South African subsidiaries’ obligations under the existing South African credit facility. The DIP Loan proceeds are being used, subject to the concurrence of a Business rescue practitioner in South Africa and KPMG LLP, the CCAA-appointed monitor in Canada, for ongoing care and maintenance of Burnstone assets, and for working capital at Hollister. The DIP loan was closed in October 2012 was and is technically in default at the filing of this MD&A as a result of the TRO, although the DIP Lenders have not taken any action to enforce the default at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Current cash flow forecasts indicates additional funding of US$15 – 20 million required by January 2013 and the Company and the DIP Lenders are discussing alternatives to bridge the funding shortfall.

At September 30, 2012, the Company had a net working capital1 deficit of $54 million that included $9 million in cash reserves.

The Company has no "Purchase Obligations", defined as “any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction”.

4.        Operations review

4.1      Nevada Operations

The Company’s Nevada operations consist of trial mining at the Hollister Gold Project (“Hollister”) located in the northern part of the Carlin Trend and the Esmeralda Property and Mill (“Esmeralda”) located in south west Nevada close to the border between Nevada and California. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems, called Clementine and Gwenivere, have been accessed by decline and underground development for geological and resource confirmation and trial extraction of mineral resources; the development also provides staging for the ongoing exploration and development drilling that is in progress.

The Environmental Impact Statement (EIS) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receipt of BLM approval for the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit issued by the Nevada Department of Environmental Protection, and in a manner that aims to fully protect the environment and archaeological resources near the development and will not create any additional surface disturbance or significant new environmental impacts.

Esmeralda consists of patented and unpatented mining claims, fee lands, water rights and a mill. Ore extracted through the trial mining activities conducted at Hollister is trucked to Esmeralda for metallurgical processing.

Other features of Esmeralda include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. There are currently no mining activities or further exploration work being conducted at Esmeralda.

Esmeralda is approximately 220 miles (354 kilometers) from Winnemucca and approximately 290 miles (467 kilometers) from Hollister with 80% of the latter distance over paved roads.

______________________________________________

1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Trial stoping and milling

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Ore tonnes to surface	24,766	23,719	26,474	69,627	73,599
Contained Au oz extracted	19,440	13,311	19,985	50,838	68,237
Contained Ag oz extracted	76,155	72,144	178,539	259,011	571,867
Contained Au eqv oz extracted	21,072	14,857	23,811	56,388	80,491
Contained average grade Au oz/tonne (gram/tonne)	0.56 (17.45 g/t)	0.56 (17.45 g/t)	0.75 (24.3 g/t)	0.73 (22.71 g/t)	0.93 (29.8 g/t)
Contained average grade Ag oz/tonne (gram/tonne)	3.04 (94.55 g/t)	3.04 (94.55 g/t)	6.74 (216.8 g/t)	3.72 (115.70 g/t)	7.77 (249.8 g/t)
Tonnes milled	22,789	25,811	29,869	68,642	73,740
Recovered Au oz	15,741	13,625	22.701	44,124	67,892
Recovered Ag oz	26,965	49,589	156,030	145,701	419,612
Recovered Au eqv oz	16,319	14,688	26,045	47,246	76,884
Recovery % Au	92%	90%	92%	90%	92%
Recovery % Ag	51%	59%	74%	62%	73%
Au eqv oz sold	19,392	14,863	29,308	49,612	74,636

The Nevada operations extracted 21,072 Au eqv ounces2 from trial mining activities during the quarter, (Q2 2012: 14,857). The decision taken in the beginning of 2012 to focus on additional ore development with the aim to improve mining flexibility by increasing the availability of additional stopes to allow for improved grade blending of extracted ore, is having a positive impact on the mining grade. Additional stope availability is providing more flexibility to deliver a more consistent grade to the mill. The Company is currently updating its near term mine plan in conjunction with its 2013 budget which may impact production estimates going forward.

Recoveries from our Esmeralda mill improved further during Q3 2012 due to more effective carbon stripping following the completion of the installation of the remaining components of the acid wash and carbon regeneration circuit during the end of the previous quarter. Ag recoveries are impacted by the ore composition delivered to the mill. The Au/Ag ratio is impacted by the area from where the ore is extracted which also impacts on its composition. The final shipments of carbon to Rand Refinery in South Africa were completed during the previous quarter with the final settlement of recoveries from the carbon finalized during Q3 2012. Metal in-process and at the refiners decreased by 5,424 Au eqv oz to 6,784 Au eqv oz at the end of the quarter as a result of the discontinuing of the carbon shipments as well as a carbon inventory adjustment on final assays received.

Progress on the Environmental Impact Statement

The Draft EIS was published in the federal register on June 1, 2012, which commenced a 45 day public comment process which ended July 15, 2012. Management is of the opinion that the comments received have already been substantively addressed in the Draft EIS, but the final decision lies with BLM. The Company was unable to meet with BLM during Q3 2012 due to the unavailability of the BLM representatives. The Company provided the BLM with its responses to the questions raised and will endeavor to meet with the BLM to finalize the final EIS in the following weeks. Should the BLM agree with management that no additional analyses will be necessary the revised targeted timing for the record of decision would be January 2013.

____________________________________

2 Gold equivalent (“Au eqv”) calculations use US$1,400/oz for Au and US$30/oz for Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Mineral Resource and Reserve estimate

On September 4, 2012 the Company announced an updated mineral resource and reserve estimates for Hollister as at June 30, 2012. The updated mineral resources and reserves reflect depletion in excess of 370,000 tons which yielded approximately 400,000 Au eqv oz since commencement of trial mining in 2008. The underground drilling program over the past 18 months has been focused on increasing confidence in the estimates of mineral resources and reserves to allow for improved mine planning and forecasting. In addition, the underground drilling focused on delineating material from the Tertiary volcanic-hosted disseminated gold mineralization and the basement meta-sediment hosted gold–silver low sulfidation epithermal veins. Future drilling will seek to increase the mineral resource and reserves to extend the life of the project.

The mineral resource estimate for Hollister reflects important additional information established from ongoing underground drilling and trial mining since the last resource estimate in September 2010. The resource estimate, which is based on an in-situ epithermal vein wireframe model and a Tertiary-hosted mineralization wireframe and grade shell model, is now informed by 12,312 grade intersections, from a combination of 630 surface, 941 underground stope delineation and infill/cover boreholes, and 5,547 ore control channel samples taken during trial mining. The drilling program provided infill data to further delineate stopes for trial mining, which significantly improved the understanding of the lateral and vertical geological continuity of the vein systems. Trial mining has generated geological mapping and channel sampling data that is being used for empirical reconciliation of the resource wireframe model versus actual excavated vein. As a result, more stringent parameters can now be applied to Measured and Indicated classifications.

The current estimates are based on drilling, channel sampling and depletion of material mined to June 30, 2012. The informing data obtained from the underground drilling campaign and trial mining to date has increased the confidence in the resource estimate and also resulted in a decrease in the estimated minable vein width. The combination of more rigorous geological and vein modeling with narrower vein widths (averaging 1.6 feet), resulting in reductions in the estimated epithermal vein resources included in the model. Ag grades included in the resource update have also declined as a result of the inclusion of the Tertiary volcanic hosted disseminated material where trial mining has indicated a lower Au/Ag ratio.

CLASSIFICATION	Cut-off oz/t	Tonnes (000)	Tons (000)	Au oz/t	Au g/t	Au oz (000)	Ag oz/t	Ag g/t	Ag Oz (000)	Au Eq Oz (000)
Veins Measured	0.10	170	187	0.922	31.60	173	5.8	197	1 079	196
	0.15	146	161	1.054	36.11	170	6.5	221	1 039	192
	0.20	126	139	1.192	40.85	166	7.2	248	1 006	187
Veins Indicated	0.10	729	804	0.404	13.86	325	1.9	63	1 488	357
	0.15	536	591	0.506	17.33	299	2.2	76	1 309	327
	0.20	424	467	0.593	20.34	277	2.5	86	1 175	302
Tertiary Indicated	0.10	244	269	0.939	32.20	252	2.0	69	539	264
	0.15	132	145	1.637	56.13	238	3.6	122	516	249
	0.20	86	95	2.405	82.47	229	5.2	179	497	240
Total Indicated	0.10	973	1 073	0.538	18.46	577	1.9	65	2 027	621
	0.15	667	736	0.729	24.99	536	2.5	85	1 825	575
	0.20	510	562	0.900	30.87	506	3.0	102	1 672	542
TOTAL M & I RESOURCES	0.10	1 143	1 260	0.595	20.41	750	2.5	85	3 106	817
	0.15	813	897	0.787	26.99	706	3.2	110	2 864	767
	0.20	636	701	0.958	32.85	672	3.8	131	2 678	729

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

CLASSIFICATION	Cut-off oz/t	Tonnes (000)	Tons (000)	Au oz/t	Au g/t	Au Oz (000)	Ag oz/t	Ag g/t	Ag Oz (000)	Au Eq Oz (000)
Veins Inferred	0.10	508	560	0.254	8.72	142	1.1	36	590	155
	0.15	324	358	0.329	11.29	118	1.2	43	446	127
	0.20	224	247	0.399	13.66	99	1.4	49	351	106
Tertiary Inferred	0.10	777	856	0.204	7.01	175	0.3	11	282	181
	0.15	219	241	0.426	14.62	103	0.9	30	209	107
	0.20	132	146	0.593	20.33	87	1.2	40	171	90
TOTAL INFERRED RESOURCES	0.10	1 285	1 416	0.224	7.68	317	0.6	21	872	336
	0.15	543	599	0.368	12.63	221	1.1	37	654	235
	0.20	357	393	0.471	16.14	185	1.3	45	521	196

Notes:

1 Gold equivalent ounces (Au eqv oz) were calculated by using the following metal prices: US$1,400/oz for Au and US$30/oz for Ag. Metallurgical recoveries are not applied to resource values; contained metal estimates assume 100% recoveries.

2 Parameters for Measured = 50 feet (1/2 range), minimum number of informing samples 12; Indicated = 100 feet (1 x range), minimum number of informing samples 8; Inferred = 750 feet (7.5 x range), minimum number of informing samples 4.

Within these mineral resources, mineral reserves have been delineated that are available for mining as at June 30, 2012, providing an update to the estimate in January 2011. The mineral reserves have been estimated at a cut-off grade of 0.25 oz/t Au for the epithermal veins and 0.15 oz/t Au for the Tertiary mineralization. The cut-off grades are based on an analyses of fully diluted pay limit (break even) grades which incorporate a gold and silver price of US$1400/oz and US$30/oz, respectively, and estimated costs for mining, ore transport, milling, and royalties. The estimated break even grade for epithermal veins is 0.42 oz/t Au, and for the Tertiary mineralization 0.25 oz/t Au. Mineral reserves total 0.46 Mt grading on average 0.88 oz/t Au and 2.9 oz/t Ag yielding 0.50 million Au eqv oz.

CLASSIFICATION	Tonnes (000)	Tons (000)	Au oz/t	Au g/t	Au oz (000)	Ag oz/t	Ag g/t	Ag oz (000)	Au eqv oz/t	Au eqv oz (000)
Veins Proven	90	100	0.976	33.46	98	4.7	163	474	1.078	108
Veins Probable Tertiary Probable	266 109	295 121	0.641 1.395	21.98 47.82	189 168	2.2 2.9	76 98	652 344	0.688 1.587	203 191
Total Probable	375	416	0.860	29.48	357	2.4	82	996	0.950	394
TOTAL P & P RESERVES	465	516	0.882	30.26	455	2.9	98	1 470	0.974	502

Notes:

1 Mineral reserves are fully diluted, and grades adjusted for metallurgical recoveries of Au (92%) and Ag (75%).

2 Metal prices of US$1,400 Au and US$30 Ag have been applied.

It is important to note that the mineral reserves only address that material available for mining above the 4930 Level, which is the current lower development level on the operation. The mining widths that have been planned are believed to be achievable based on previous trial mining activities on the epithermal vein system and the overlying Tertiary volcanic “disseminated” style. The Tertiary mineralization occurs in broad pod-like style zones of gold concentration that are generally developed around very high grade, narrow structures, sometimes linked to underlying epithermal veins. The maximum stope design of 8 feet is considered very conservative, and, coupled with the 10 foot pillar left around these areas, offers significant tons and grade upside through mining method optimization. Considerable upside exists with development of the Tertiary reserves as an important ore source through a combination of maximizing access and stoping options from the trackless infrastructure afforded by the spiral ramp, as well as optimization of pillar/backfill designs, which will maximize profitable extraction.

Continued exploration drilling in close proximity of the current mine infrastructure is expected to extend the currently estimated minimum five year mine life with additional vein structures delineated. Step-out drilling targeted to increase the Mineral Resource of the project can be accelerated once the Environmental Impact Study is completed.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

The Company is currently conducting a further review on the mineral Resource and Reserve statements published in September 2012 based on updated exploration data and interpretation up to August 2012 primarily for the Tertiary zone. An update will be provided once the additional data has been reviewed, which is expected during Q4 2012.

Underground Exploration

Underground exploration and stope delineation drilling continued during Q3 2012. In total 44 boreholes (12,427 feet or 3,766 meters) were completed. These comprised 40 epithermal vein delineation holes and 4 Upper Level evaluation boreholes. As of the end of September 2012, two (2) drills were running underground; the SJ 252 in the 5460 South access (Upper Levels) and the U6 drill at 5190 4100N.

During the latter part of Q3 the SJ 252rig was re-established on the 5460L to test some of the grade shells indicated above the Gwenivere suite of veins.

Veins		Drill Hole ID	Vein Intersect. (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Au (opt)	Analytical Results
Vein System	Vein ID		From	To				Au (g/t)	Ag (opt)	Ag (g/t)
Clementine	VN14	BAZ12-038	26.5	27.5	1.0	1.0	0.596	20.43	1.3	45
Clementine	VN20	HSD12-472	61.5	62.1	0.6	0.5	0.599	20.54	3.2	110
Clementine	VN20	HSD12-473	42.3	42.8	0.5	0.4	1.120	38.40	2.5	86
Clementine	VN18	HSD12-476	18.2	18.7	0.5	0.4	0.929	31.85	0.7	24
Clementine	VN18	HSD12-477	165.3	167.4	1.9	1.7	0.646	22.15	1.5	51
Clementine	VN18	HSD12-480	202.0	204.5	2.5	1.8	0.766	26.26	4.1	141
Clementine	VN18	HSD12-496	257.5	259.5	1.0	1.9	0.996	34.15	4.0	137
Clementine	VN17	HSD12-475	84.2	84.7	0.5	0.5	1.315	45.05	15.5	531
Clementine	VN18	HSD12-475	92.6	95.8	3.2	3.1	1.858	63.57	16.4	563
Clementine	VN18	HSD12-478	139.4	143.5	4.1	3.9	1.904	65.27	143.0	4 912
Clementine	VN18	HSD12-479	151.6	157.8	6.2	5.1	1.077	36.92	3.6	122
Clementine	VN18	HSD12-499	208.1	209.2	1.1	1.1	1.352	46.30	4.6	157
Clementine	VN18	HSD12-500	211.0	211.6	0.6	0.6	0.501	17.18	2.1	71
Clementine	VN18	HSD12-502	212.8	213.8	1.0	1.0	1.665	57.05	0.6	21
Clementine	VN18	HSD12-502	217.8	220.6	2.8	2.8	0.549	18.83	4.3	146
Clementine	VN16	HSD12-504	221.9	223.7	1.8	1.8	0.825	28.25	0.3	12
Clementine	VN16	HSD12-505	232.7	234.3	1.6	1.6	1.033	35.43	3.3	114

A phase of infill (100 ft intersection spacing) drilling of the Gloria vein system was completed during the quarter. The Gloria system has developed into another high grade narrow vein target, and is still open in all directions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Veins		Drill Hole ID	Vein Intersect. (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
Vein System	Vein ID		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Gloria	VN22	HSD12-464	573.1	573.7	0.6	0.2	0.844	28.94	5.9	202
Gloria	VN22	HSD12-464	579.9	581.8	1.9	1.9	1.370	46.97	2.5	86
Gloria	VN21	HSD12-481	467.0	468.0	1.0	1.0	1.557	53.38	2.9	99
Gloria	VN22	HSD12-481	486.6	487.2	0.6	0.6	1.048	35.93	5.7	195
Gloria	VN22	HSD12-459	454.0	454.8	0.8	0.8	0.619	21.22	3.0	104
Gloria	VN22	HSD12-463	590.9	591.8	0.9	0.9	6.894	236.19	97.3	3 332
Gloria	VN22	HSD12-482	472.4	472.9	0.5	0.5	2.061	70.59	4.1	140
Gloria	VN22	HSD12-483	474.0	474.7	0.7	0.7	1.909	65.38	18.4	630
Gloria	VN21	HSD12-487	462.4	462.9	0.5	0.5	0.552	18.93	21.3	730
Gloria	VN21	HSD12-487	469.1	469.9	0.8	0.8	1.597	54.72	61.2	2 098
Gloria	VN22	HSD12-487	496.5	499.0	2.5	2.5	0.645	22.07	4.5	155
Gloria	VN23	HSD12-487	522.7	523.2	0.5	0.5	2.821	96.65	20.2	691
Gloria	VN21	HSD12-488	467.8	468.3	0.5	0.5	2.117	72.51	7.1	243

The evaluation of the Upper Level mineralization is progressing through a combination of drilling and development. The ramp up to 5390 level is now complete, and the I drift targeting +1 opt grade shells has continued during Q3 to advance the exposed Tertiary volcanics. This access, coupled with the 5400L I drift development from the Alimak raise, has reached the 3000N1E bonanza stope area. Development on the 5460L has progressed southwards towards the Gwenivere #8 upper level targets. The development has provided access for both “in-ore” development and grade delineation drilling.

Veins		Drill Hole ID	Vein Intersect. (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
Vein System	Vein ID		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Upper Zone	VN 14	BAZ12-040	61.5	64.0	2.5	2.5	0.856	29.35	0.2	7
Upper Zone	VN 18	BAZ12-041	120.0	121.3	1.3	1.3	2.566	87.98	1.8	62
Upper Zone	VN 17	BAZ12-042	114.8	115.4	0.6	0.6	2.581	88.49	0.6	21
Upper Zone	VN 18	BAZ12-042	124.5	134.5	10.0	9.6	0.482	16.53	0.7	24
Upper Zone	VN 18	BAZ12-044	117.5	119.0	1.5	1.4	0.539	18.48	2.7	93
Upper Zone	VN 18	BAZ12-044	120.0	122.5	2.5	2.4	0.823	28.22	2.8	96

Surface Exploration

The surface drilling program at Hollister is still on hold until adequate funds are available. The target rationalization and prioritization at Hollister remains unchanged, with a number of new targets to be investigated in future, funds permitting. These targets include:

  a number of structures that are similar to those that control the geometry of the Gwenivere and Clementine vein systems, especially north of current infrastructure in the Butte – Velvet area;

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

  To the southeast, altered intrusive rocks have been interpreted from the geophysical data, interfacing with the Hatter vein system. The planned Hatter drilling program will provide orientated core for the analysis of structural controls to the vein system. Surface mapping has indicated a ENE-WSW trend (as opposed to E-W). An initial borehole completed in May 2012 confirmed two orientations of mineralized veining, supporting a N-S and E-W structural control;

Plans for remainder of 2012

The Company plans, subject to funds availability, to continue its trial mining (ore removal and test-processing) activities at Hollister within the allowable ore tonnage authorizations of its existing permits, with all extracted material to be processed at the Esmeralda mill. The Nevada operations plan to produce an estimated 70,000 to 80,000 Au eqv oz in 2012 at a cash production cost estimated to range between US$1,000 to US$1,100 for the full year.

The Company is continuing with underground infill drilling with a view to increase confidence in modeling vein extensions along strike and at depth, as well as step-out drilling to further explore the potential for western, eastern and Upper Zone extensions to the mineralized vein systems. The results of underground mapping and exploration drilling continue to refine the Company’s understanding of the Hollister Property deposit, to the extent that additional vein style mineralization targets have been identified outside of the Clementine – Gwenivere system. Surface drilling to further test the Hatter and Butte East / South Velvet targets has been put on hold and will be dependent on sufficient cash resources.

The Company also currently intends to continue working on finalization of the EIS for Hollister by Q1 2013.

4.2      South African operations

The Burnstone Mine is located in the South Rand area of the Witwatersrand Goldfields, approximately 50 miles (80 kilometers) southeast of the city of Johannesburg and near the town of Balfour. The Burnstone Mine has received all of the required permits to complete the development and to commence full-scale underground mining but is currently on care and maintenance due to the insolvency discussed above.

Production results

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Ore development (meters)	1,697	1,766	2,786	6,005	5,502
Waste development (meters)	1,061	1,476	1,403	3,707	5,358
Total development (meters)	2,758	3,242	4,189	9,712	10,860
Stoping (square meters)	5,399	4,916	7,408	17,344	16,290
Ore tonnes to surface – development	97,725	103,671	138,158	320,958	373,027
Ore tonnes to surface – stoping	15,518	12,987	24,379	53,217	59,465
Ore tonnes to surface – total	113,243	116,658	162,537	374,175	432,492
Contained Au oz extracted - development	1,433	2,023	3,451	6,731	9,377
Contained Au oz extracted - stoping	2,486	1,795	2,705	7,692	5,186
Contained Au oz extracted - total	3,919	3,818	6,156	14,423	14,563
Contained average grade Au eqv oz/tonne (g/t)– development	0.01 (0.46 g/t)	0.02 (0.61 g/t)	0.02 (0.80 g/t)	0.02 (0.65 g/t)	0.03 (0.81 g/t)
Contained average grade Au eqv oz/tonne (g/t) – stoping	0.16 (4.98 g/t)	0.14 (4.30 g/t)	0.11 (3.57 g/t)	0.14 (4.50 g/t)	0.09 (2.80 g/t)
Contained average grade Au eqv oz/tonne (g/t) – total	0.03 (1.08 g/t)	0.03 (1.01 g/t)	0.04 (1.22 g/t)	0.04 (1.20 g/t)	0.03 (1.08 g/t)

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Production results - continued

	3 months ended			9 months ended
	September 30 2012	June 30 2012	September 30 2011	September 30 2012	September 30 2011
Tonnes milled	200,205	231,513	209,224	583,591	611,762
Recovered Au oz	5,301	6,392	6,486	18,364	16,891
Recovery % Au	87%	87%	89%	88%	86%
Au oz sold	5,057	5,610	6,518	16,865	14,931

Burnstone experienced setbacks in its planned production build-up during Q2 2012. The main contributor to the production delays was the delay in the completion of the permanent water reticulation in the vertical shaft. These delays impacted on service water supply, handling of excess water and the cleaning of spillage in the vertical shaft bottom which negatively impacted vertical shaft availability. Water is required to clean, support and drill and the time lost in replacing burst plastic pipes from the temporary infrastructure and de-water the affected area severely impacted production goals. Some progress was made with completion of the permanent infrastructure in Q3 2012 with the interim changes made to the temporary infrastructure allowing for a marked improvement in production results until the suspension of development and production activities in early September 2012.

A care and maintenance program was implemented following the suspension of production and development which is aimed to preserve value of the asset and ensure minimal costs associated with production commencement. The care and maintenance team ensures the continuation of water reticulation and safe guarding of mining assets and compliance with all mining and associated operational permits. Southgold, the subsidiary owning the Burnstone mine, filed for Business rescue proceedings on September 14, 2012 under the South African Companies Act and are now under management of the appointed independent Business rescue practitioner. All of the mine employees were laid off on September 17, 2012 in compliance with South African labour law.

Plans for remainder of 2012 and 2013

The mine will remain on care and maintenance until such time as a restructuring program has been finalized under the Company’s Strategic review process or the Burnstone mine is disposed of to a third party.

5.        Market Trends

Gold opened at US$1,598 on July 2, 2012 and traded down to reach a low of US$1,556 on July 12, 2012 before commencing a steady rise to reach the highest closing price for the quarter of US$1,784 on September 21, 2012. A closing price for the quarter of US$1,776 was recorded on September 28, 2012. Gold prices remained high in early October but came under some pressure later in the month and traded between US$1,791 and US$1,706 up to the date of this MD&A.

The price of silver also impacts on the revenue and earnings of the Company, although to a lesser extent than the price of gold. Silver opened on July 2, 2012 at US$27.08 and traded similar to gold with the highest closing price for the quarter of US$34.71 recorded on September 14, 2012 before closing the quarter at US$34.65 on September 28, 2012. Silver traded between US$31.67 and US$34.96 subsequent to quarter end up to the date of this MD&A.

The exchange rate between the US$, $ and ZAR impacts on the Company’s earnings and cash flow. The ZAR opened at R8.17 against the US$ on July 2, 2012 and after trading at an average exchange rate of US$1 = ZAR8.26 during the quarter, it closed at US$1 = ZAR8.58 on September 28, 2012. The US$ and $ traded at an average of US$1 = $0.9949 during the quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

6.        Quarterly Information

	Sept 30 2012	Jun 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011	Jun 30 2011	Mar 31 2011	Dec 31 2010
Current assets	41,534	55,743	75,725	61,907	46,263	76,575	105,633	35,038
Other assets	785,797	832,293	829,924	788,403	729,034	750,077	718,825	720,345
Total assets	827,331	888,036	905,649	850,310	775,297	826,652	824,458	755,383
Current liabilities	458,062	105,009	83,705	79,459	100,263	87,952	89,265	115,525
Non-current liabilities	5,794	298,403	300,293	299,283	229,220	216,748	226,479	174,141
Shareholders’ equity	363,475	484,624	521,651	471,568	445,814	521,952	508,714	465,717
Total liabilities and shareholders’ equity	827,331	888,036	905,649	850,310	775,297	826,652	824,458	755,383
Working (deficit) capital[1]	(54,385)	(22,786)	15,242	3,465	(5,438)	30,314	49,419	(27,976)
Revenue	38,436	32,371	33,373	40,570	46,673	56,738	26,343	42,714
Expenses	(128,042)	(54,361)	(51,143)	(2,928)	(80,660)	(57,789)	(46,684)	(35,528)
(Loss) profit for the period	(89,606)	(21,990)	(17,770)	37,642	(33,987)	(1,051)	(20,341)	7,186

Basic (loss) earnings per share	$(0.16)	$ (0.04)	$ (0.04)	$ 0.08	$ (0.07)	$ 0.00	$ (0.05)	$ 0.02

Adjusted (loss) earnings per share	$(0.04)	$ (0.05)	$ (0.03)	$ (0.01)	$ (0.03)	$ 0.00	$ (0.01)	$ 0.02
Weighted average number of common shares outstanding (thousands)	552,436	551,997	476,464	475,709	473,856	454,559	431,624	405,857

1 Working capital includes cash and cash equivalents, trade and other receivables, inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

The results for Q3 2012 were impacted by the decision to shut down operations at the Burnstone mine following the technical setbacks experienced in Q2 2012 with the planned production build up and the associated costs of the shut down and the strategic review process. Operating results from the Nevada operations improved during Q3 2012, following a disappointing performance in Q2 2012. Prior to Q2 2012 the Company’s adjusted loss per share had generally been decreasing on a quarterly basis. Decreasing losses were attributable to the increased revenue from trial mining at Hollister as well as the slowly increasing production from Burnstone following commencement of production in Q1 2011. Proceeds from metal sales also benefited from higher average gold and silver prices over the past 24 months. In early 2011 until mid 2012, metal sales from our Hollister property were negatively impacted by the timing of in-carbon gold delivery to third party refiners due to the challenges in pouring dore on site at our Esmeralda mill.

7.        Off-Balance Sheet Arrangements

(a) Financial guarantee

In 2007 Great Basin completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by historical disadvantaged South Africans (“HDSAs”) in the mining industry. This legislation is reflected in the South African Mining Charter and required Great Basin to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase of the shares and Great Basin gave a loan guarantee in favour of Tranter limited of ZAR140 ($19 million) million. A loan of $15 million (ZAR 116 million) was advanced to Tranter up to September 2012 under the guarantee agreement to enable Tranter to meet its interest payment obligation to Investec.

Tranter was notified by Investec in January 2012 that it is in breach of the requirements of its loan agreement due to an unfunded cash margin call as a consequence of the decline in the value of the Great Basin common shares which serve as collateral for the loan. The Company has advanced approximately $2.7 million (ZAR20 million) since October 2011 under the Guarantee agreement to assist Tranter to meet the margin call requirements plus a further approximately $11 million (ZAR86 million) which was required to meet the unfunded margin call requirements. Following negotiations between the Company, Tranter and Investec, a Term sheet was entered into during late April setting out the mutually beneficial proposal whereby the Company provides Tranter with further financial assistance over a period of 18 months to enable them to meet their proposed restructured loan repayment obligations. In terms of the proposal Investec will remove all cash margin requirements and also restructure the repayment in such a matter that the required assistance from the Company does not impact on its short term cash requirements. Finalization of this restructured financial support is being delayed as a result of the Strategic review process the Company has initiated.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

The Company has recognized an impairment provision of $19 million against the loan to Tranter as a consequence of an assessment that the likelihood that the monies advanced will be recovered is remote.

(b) Gold Fields royalty arbitration

The Company received notification from Gold Fields Limited ("Gold Fields") that it intends to seek rescission of a 2007 agreement under which Gold Fields cancelled a 2% net smelter royalty over a majority of Area 1 of the Burnstone Mine. Under that transaction, which was part of the Tranter transaction described above, Gold Fields cancelled the royalty for consideration of $11 million (ZAR 80 million), that was paid by Great Basin in 2007, and on the condition that Gold Fields should receive certain Mining Charter score card credits from the South African government, Gold Fields donated the proceeds to Tranter which Tranter used to part fund the acquisition of the Great Basin shares. As Gold Fields has not received these credits, the Company and Gold Fields have been discussing a mutually acceptable settlement that will not impact on the transformation agenda of the South African Government. On March 12, 2012, Gold Fields gave notice of arbitration to the Company in respect of this matter. Other than legal fees, management does not expect this issue to have an immediate impact on the Company.

8.        Contractual obligations

Payments due by period
	Total ($’million)	Less than one year ($’million)	1 to 3 years ($’million)	3 to 5 years ($’million)	More than 5 years ($’million)
Convertible debentures (a)(b)	129.9	129.9	Nil	Nil	Nil
Term loan facilities (a)(c)	195.4	195.4	Nil	Nil	Nil
Finance lease liabilities (a)(d)	0.1	0.1	Nil	Nil	Nil
Asset retirement obligations	6.9	Nil	Nil	Nil	6.9
Other (e)	0.7	0.1	0.2	0.2	0.2
Total	$ 333	$ 325.5	$ 0.2	$ 0.2	$ 7.1

Notes

(a)	Amounts include scheduled interest payments.

(b)

The CDs have a maturity date of November 30, 2014 however they are now in default as a result of the Company’s insolvency filings described above and therefore due for payment. They bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year. The CDs are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

(c)	Term loan I

In December 2011 the Company restructured Term loan I by increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $132 million (US$130 million) of the restructured facility was drawn down on December 15, 2011 with the remaining $20 million (US$20 million) drawn down during the 6 months ended June 30, 2012. Term loan I has a maximum term of 5 years from December 15, 2011 and capital will be repaid in 16 quarterly consecutive installments, commencing on March 15, 2013. Term loan I bears interest at a premium of 4% over the 3 month US LIBOR rate and is secured by the Company’s Burnstone property, its assets and certain subsidiary guarantees. This loan is now in default and callable by the Lenders.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Term loan II

The Company closed the $69 million (US$70 million) Term loan II on March 15, 2011. Term loan II has been fully drawn down and is being repaid in 14 remaining quarterly consecutive installments, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. The Nevada assets and certain guarantees by the Company serve as security for the loan. This loan is now in default and callable by the Lenders.

(d)

The principal debt amounts will be repaid in equal monthly installments over a period of 12 to 13 months and bear interest at rates between 6.5% and 22.4% on outstanding capital. The finance leases are collateralized by the leased assets which had a carrying value of $1 million at June 30, 2012.

(e)	Other obligations include nominal environmental obligations.

9.        Transactions with Related Parties

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties. Refer section 7(a) for details on the only related party transaction in the second quarter which was the one involving guarantees in favour of our BEE partner. Information relating to the Company’s related party transactions is available in the Company’s annual financial statements which are available on SEDAR at www.sedar.com.

10.      Critical Accounting Estimates-Going Concern and Asset Impairment Analysis

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements. The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. These estimates may have a significant impact on the financial statements.

The accompanying financial statements and this management’s discussion and analysis disclosure have been prepared on the basis that the Company is a going concern and that the realizable value of its material assets is at least equal to their carrying values. In order to rely on this assumption management prepared sensitivity value analyses of the Company’s principal projects based on currently available data. Burnstone was designed to be able to produce some 200,000+ ounces Au per year in steady-state operations. The sensitivity analysis demonstrates that if Burnstone achieves only approximately two thirds of this goal (140,000 ounces per year from 2014 onwards) there is no impairment currently called for (using current consensus gold price forecasts and a 10% discount rate). An updated review of the mine’s operating capabilities is currently under review by Great Basin’s engineering team, together with an update to the Mineral resource and reserve model. The completion of this review is scheduled for late 2012 which will provide more updated data as to the intrinsic value of the project. The market valuation for Burnstone will be determined from the indicative offers the Company expects to receive once the sales process has proceeded for a meaningful period of time. There is a risk that such indicative offers might indicate a value lower than the value in use estimate prepared by management due to the suspension of operations as well as the CCAA filing of the Company. The required Business Rescue plan that has to be prepared by the appointed Business rescue practitioner might also play a role in the value of the accepted offer. An in-house valuation, based on the updated Mineral reserve model published in September 2012, was performed on the Nevada project which supported a carrying value in excess of the carrying value of these assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

However the outcome of the Company’s insolvency proceedings and Strategic review process remains uncertain and might have a significant impact on the asset valuations and the assumed going concern basis. The going concern assumption and asset values will again be assessed during the next reporting cycle and it is anticipated that more information will then be available for evaluation.

11.      Financial Instruments

(i) Zero cost collar program I

In connection with Term loan I (refer note 11(a) of the interim consolidated financial statements for the three and nine months ended September 30, 2012), the Company executed a zero cost collar hedge program for a total 165,474 gold ounces over a period of five years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note (iii) below.

The marked-to-market movements until September 30, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	September 30 2012	December 31 2011
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,772 0.23% - 0.57% 1 – 51 months 15.06% - 25.16%	US$1,564 0.33% - 1.285% 1 – 60 months 20.35% - 32%

Gold delivery positions as at September 30, 2012:

	September 30 2012	December 31 2011
Expired unexercised at no cost Delivered Remaining positions	13,782 ounces Nil ounces 151,692 ounces	Nil ounces Nil ounces 165,474 ounces

This hedge structure was terminated during October 2012 at a realized loss of approximately $25 million as a result of the default under the Term loan agreement. The realized loss and liability has been added to the outstanding principal value of Term loan 1.

(ii) Zero cost collar program II

In connection with Term loan II (refer note 11(b) of the interim consolidated financial statements for the three and nine months ended September 30, 2012), the Company executed a ZCC hedge program for a total 117,500 gold ounces over a period of four years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note (iii) below.

The marked-to-market movements until September 30, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	September 30 2012	December 31 2011
Gold price (per ounce) Risk free interest rate Expected life Gold price volatility	US$1,772 0.23% - 0.45% 1 – 39 months 15.06% - 24%	US$1,564 0.33% - 1.06% 1 – 48 months 20.35% - 30.76%

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

Gold delivery positions as at September 30, 2012:

	September 30 2012	December 31 2011
Expired unexercised at no cost Delivered Remaining positions	7,875 ounces Nil ounces 109,625 ounces	Nil ounces Nil ounces 117,500 ounces

(iii) Gold delivery positions

The Company’s gold delivery positions as at October 31, 2012 are as follows:

	Strike price	2012 AU oz	2013 AU oz	2014 AU oz	2015 AU oz	Total AU oz
Put options	$1,050	2,625	36,000	36,000	35,000	109,625
Call options	$1,930	2,625	36,000	36,000	35,000	109,625

Refer to section 7 above for information relating to the fair value of the financial guarantee and also note 27 of the 2011 annual financial statements for a summary of the Company’s financial assets and liabilities.

12.      Other

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

12.1    Non GAAP measures

The Company makes reference to certain non-GAAP measures in its reporting and believes that these measures, in addition to conventional measures prepared in accordance with GAAP, are used by certain investors to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash production cost

The Company reports cash cost of ounces sold and tonnes produced. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. Cash production cost includes direct development, mining, royalties and processing costs incurred in the recovery of and disposal of Au and Ag as well as allocated overhead charges.

	3 months ended		3 months ended
The reconciliation of production cost to cash	September 30, 2012		September 30, 2011
production cost is presented below:	Nevada	South Africa	Nevada	South Africa
	($’000)	($’000)	($’000)	($’000)
Production cost relating to metal sold	$24,565	$9,860	$14,482	$15,483
Net proceeds tax included in income tax expense	$272	-	$588	-
Inventory adjustment	($2,917)	-	-	-
Non-cash overhead costs included in production cost.	($663)	($155)	($507)	($605)
Total cash production costs for the period	$21,257	$9,705	$14,563	$14,878
Au eqv oz sold	19,392	5,057	22,790	6,518
Ore tonnes processed	22,789	200,205	24,300	193,221
Cash production cost per Au eqv oz	$1,096	$1,919	$639	$2,283
Cash production cost per tonne	$933	$48	$603	$77

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

	9 months ended		9 months ended
	September 30, 2012		September 30, 2011
	Nevada	South Africa	Nevada	South Africa
	($’000)	($’000)	($’000)	($’000)
Production cost relating to metal sold	$54,149	$39,462	$46,562	$26,371
Net proceeds tax included in income tax	$1,012	-	$1,800	-
expense
Average inventory cost adjustment.	-	-	-	$8,867[3]
Inventory adjustment	($4,821)	($1,991)	-	-
Non-cash overhead costs included in production cost.	($1,421)	($1,344)	($1,069)	($1,010)
Total cash production costs for the period	$48,919	$36,127	$47,293	$34,228
Au eqv oz sold	49,612	16,874	74,636	14,931
Ore tonnes processed	68,642	583,591	70,904	396,266
Cash production cost per Au eqv oz	$986	$2,141	$634	$2,292
Cash production cost per tonne	$713	$62	$667	$86

Adjusted loss per share

Adjusted loss per share is used by the Company to compare quarterly and annual results on a sustaining basis by eliminating certain fair value adjustments and out of the ordinary expenses incurred.

The reconciliation of loss per share to adjusted loss per share is presented below:

	3 months ended		9 months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	($’000)	($’000)	($’000)	($’000)
Loss for the period	($89,606)	($33,987)	($129,366)	($55,379)
Impairment of loan due from related party	$2,395	-	$6,395	-
Impairment of mineral property	$24,746	-	$24,746	-
Accelerated accretion of CD’s	$22,877	-	$22,877	-
Interest expense capitalized	-	-	-	($2,515)
Profit/loss on derivative instruments	$15,199	$19,814	$7,589	$26,019
Adjusted loss for the period	($24,389)	($14,173)	($67,759)	($31,875)
Weighted average number of common shares outstanding (‘000)	552,436	473,856	527,059	453,501
Adjusted loss per share	($0.04)	($0.03)	($0.13)	($0.07)

Working capital

Working capital includes cash and cash equivalents, trade and other receivables, current inventories, trade payables and accrued liabilities and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2012

12.3      Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are usually responsible for establishing and maintaining adequate disclosure controls and procedures. The Company has not had a CFO since August 15, 2012 when Mr van Vuuren was appointed interim CEO leaving his role as CFO. Establishing and maintaining of adequate disclosure controls and procedures will be the responsibility of the CRO upon his appointment. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to executive management to allow timely decisions regarding required public disclosures. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company usually evaluates its disclosure controls and procedures annually but might decide, given the current liquidity situation, not have the resources to perform the annual evaluation.

It should be noted that while our officers believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

12.4      Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The appointment of the Monitor in Canada and Business Rescue practitioner in South Africa has not had any immediate impact on the internal controls over financial reporting per se however the nature of the insolvency process means that the Company is no longer in control of Southgold and professional fees incurred as it is bearing the costs of professionals retained by the Lenders, CD holders, the Monitor and the Business rescue practitioner and the Company has no control over these costs which have been material to date. The Business rescue practitioner is responsible to authorize and monitor expenditure for Southgold. There have been no other significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect our internal control over financial reporting during the quarterly period ended September 30, 2012. Further changes to the internal control over financial reporting are expected with the appointment of the CRO and the resignation of the interim CEO by November 30, 2012.

4 An adjustment is made to eliminate the impact of the opening stock pile on February 1, 2011 on the average cost in the first year of production build-up.